UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 21)*

Trico Marine Services, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

896106200
(CUSIP Number)

Frode Jensen, Esq.
Holland & Knight LLP
195 Broadway, 24th  Floor
New York, NY 10007
212-513-3200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 7, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 896106200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kistefos AS

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,900,533

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,900,533

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,900,533

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11) 20.0%

14.	Type of Reporting Person (See Instructions) CO, IV

CUSIP No. 896106200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Christen Sveaas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 2,900,533

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 2,900,533

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,900,533

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11) 20.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1.        Security and Issuer

The title of the class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), issued by Trico Marine Services, Inc., a Delaware corporation (the “Company”).  The address of the principal executive office of the Company is 2401 Fountainview, Suite 290, Houston, Texas  77057.

Item 2.        Identity and Background

(a)           Name of Persons Filing (the “Reporting Persons”):

Kistefos AS (“Kistefos”)
Christen Sveaas

(b)           Business address of Reporting Persons:

Stranden 1
N-0250 Oslo
Norway

(c)           Christen Sveaas’ principal occupation is as the chairman and sole owner of Kistefos. Kistefos’ address is Stranden 1, N-0250 Oslo, Norway.

Kistefos is a privately owned investment company with a portfolio of listed and unlisted companies in the offshore services, shipping, property development and IT/telecommunications sectors.

(d)           During the last five years, neither Christen Sveaas, Kistefos nor their affiliates has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither Christen Sveaas, Kistefos nor their affiliates were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Citizenship.

Christen Sveaas is a citizen of Norway.
Kistefos is a Norwegian aksjeselskap (stock company).

Item 3.        Source and Amount of Funds or Other Consideration

Kistefos is the holder of the Common Stock to which this statement relates. The sole owner of Kistefos is Christen Sveaas.

Prior to March 15, 2005, Kistefos was the owner of $53,040,000 of the Company’s then outstanding $250 million 8-7/8% senior notes due 2012 (the “Notes”). Pursuant to a “pre-packaged” plan of reorganization of the Company under Chapter 11 of Title 11 of the United States Code, each holder of the Notes received on the “Effective Date”, in exchange for its total claim (including principal and interest), its pro rata portion of new common stock of the reorganized Company. The Effective Date occurred on March 15, 2005 and, as such, Kistefos became the owner of 2,121,600 shares of Common Stock on that date. The purchases of the Notes previously owned by Kistefos were funded with working capital.

On October 6, 2005, the Reporting Persons acquired 172,400 shares of Common Stock.  The price per share was $26.6517 for a total purchase price of $4,594,753.08.  The purchase was funded with working capital.

On October 19, 2005, the Reporting Persons acquired 200,000 shares of Common Stock in a public offering at the price of $24.00 per share.  The purchase was funded with working capital.

During the period from October 20 through 24, 2005, the Reporting Persons acquired 356,894 shares of Common Stock through open market purchases.  The prices ranged from $24.052 to $24.856 per share for a total amount of $8,695,680.79.  The purchases were funded with working capital.

On February 1, 2007, the Reporting Persons acquired 141,380 shares of Common Stock through open market purchases. The price per share was $31.081 for a total purchase price of $4,394,231.70.  On February 2, 2007, the Reporting Persons purchased an additional 7,726 shares of Common Stock through open market purchases.  The price per share was $30.9952 for a total purchase price of $239,468.91.  The purchases were funded with working capital.

Item 4.        Purpose of Transaction

The Reporting Persons acquired and continue to hold the shares of Common Stock reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their investment decision, the Reporting Persons may purchase additional securities of the Company in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the securities of the Company that they now own or hereafter may acquire on the open market or in private transactions. The Reporting Persons intend to review their investment in the Company from time to time on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Company’s common stock in particular, as well as other developments. On August 9, 2007, Kistefos agreed to sell up to $20 million in aggregate purchase price of the Common Stock held by it to the Company, as more fully described below and in Item 6. On August 24, 2007, the Company filed a shelf registration statement registering 2,915,800 shares of the Common Stock beneficially owned by the Reporting Persons. The Reporting Persons have no present intention to sell the shares of Common Stock beneficially owned by them except pursuant to the Stock Purchase Agreement as more fully described below and in Item 6.

On March 22, 2005, the Reporting Persons requested that the Company meet with the Reporting Persons. Subsequently, the Reporting Persons did meet with the Chairman of the Board of the Company.

On June 10, 2005, the Reporting Persons requested that the Company consider including two candidates of the Reporting Persons on the Company’s board of directors. Thereafter, and in connection with this request, the Reporting Persons have met with and had telephone discussions with certain other stockholders of the Company.  However, at this time, the Reporting Persons do not have any agreements with other stockholders regarding their request.

On October 19, 2005, the Reporting Persons acquired 200,000 shares of Common Stock in a public offering at the price of $24.00 per share, or an aggregate amount of $4,800,000.  Based upon 14,204,442 shares of Common Stock outstanding, the Reporting Persons owned 17.56% of the shares of Common Stock, or 2,494,000 shares.  Such purchase was funded by working capital.

The Reporting Persons acquired 356,894 shares of Common Stock through open market purchases on October 20, 21 and 24, 2005 as set forth under Item 5 below.  Based upon 14,638,103 shares of Common Stock outstanding, the Reporting Persons owned 19.48% of the shares of Common Stock, or 2,850,894 shares.  Such purchases were funded by working capital.

On April 7, 2006, the Reporting Persons determined that they do not currently seek representation on the Company’s board of directors.

On June 13, 2006, Lars Erling Krogh, a representative of the Reporting Persons (the “Representative”), attended the annual meeting of the Company held in Houston, Texas (the “Annual Meeting”).  The Representative made a statement to the Annual Meeting that the Company’s board of directors and management should actively review certain of its strategies in order to enhance shareholder value.  The Representative stated that the Company should seek to strengthen its strategic market position by expanding its revenue base and by increasing its active fleet more rapidly through the acquisition of second hand tonnage or by building additional new vessels.  The Representative also recommended that the Company should seek to optimize its financing structure.  The Representative stated that the Company is net debt positive, and the Company will be generating significant free operating cash flow in 2006 and 2007. The Representative proposed that because there is significant surplus financial capacity in the Company, the board of directors should consider paying extraordinary dividends, buying back shares, and/or increasing market share through additional investments.

On February 1, 2007, the Reporting Persons acquired 141,380 shares of Common Stock through open market purchases. The price per share was $31.131 for a total purchase price of $4,401,300.78.  On February 2, 2007, the Reporting Persons purchased an additional 7,726 shares of Common Stock through open market purchases.  The price per share was $31.0452 for a total purchase price of $239,855.22.  The purchases were funded with working capital.

On March 1, 2007, Mr. Åge Korsvold, the Chief Executive Officer of Kistefos, made the following statements during the Company’s fourth quarter 2006 earnings conference call:

“While we, as shareholders in Trico, appreciate the beneficial effects of strong markets for your share price, we nonetheless think there are reasons for concern about the future direction of Trico.

We have repeatedly claimed that, with minimal debt and a significant cash position, Trico has been overcapitalized. No one has refuted that.

We were accordingly very surprised when Trico issued its recent convert. First, the financing adds cash to an already overcapitalized Company. Management, in our view, is not looking after shareholder interests simply by getting low-coupon capital just because it is available. That capital has costs above and beyond the low coupon. Depending on how Trico’s share price moves, the convertible will be dilutive to current shareholders. Additionally, the conversion price is significantly below what we believe is the Net Asset Value of the Company.

We also question whether management is exploring all avenues for maximizing value. From sources in Norway, we have been told that you have received an offer to sell your North Sea fleet at a highly attractive price. You did not explore this opportunity to find out what this offer might mean to you.

We also have reason to believe that you did not take up the option you had associated to your newbuilding contract, in spite of the fact that you could have resold the option with a profit of at least USD 5-6 million.

Summing up, it is unclear to us what you wish to do with our company. If you wanted to invest, you have missed opportunities. If you wanted to divest, you have also missed opportunities. How can we trust that you will run the company in the best interest of all shareholders?

As we have discussed with you before, please consider one or more of the following actions:

Return cash to shareholders through a special dividend or buy back program of own shares. The Company has more than $16 per share of cash on its balance sheet.

Sell the company, in whole or in parts.

Sell the US operation in order to remove the Jones Act restrictions on marketability of Trico shares.

Last, but not least: If you believe that you have another strategy that will create better value for shareholders than the proposals above, communicate it in a comprehensible and credible manner so that shareholders can start to monitor your progress.”

On May 4, 2007, Mr. Korsvold delivered a letter to the Board of Directors of the Company reviewing its previous recommendations to the Company to enhance shareholder value and asking the Board to rescind the poison pill plan it put in place on April 9, 2007, a copy of which is filed as Exhibit 99.3 to this statement.

On July 30, 2007, the Board of Directors of the Company authorized a share repurchase program permitting the Company to repurchase up to $100 million in aggregate purchase price of shares (the “Shares”) of Common Stock from time to time  in open market transactions, including block purchases, or in privately negotiated transactions on a discretionary basis as determined by the Company’s management (the “Repurchase Program”). The Reporting Persons agreed in principal with the Company at such time that Kistefos would participate in the Repurchase Program both to assure compliance with the federal law limiting foreign ownership of Trico common stock to 25%  and in order to maintain its approximately 20.0% ownership interest in the Company. The terms of Kistefos’ participation in the program were subject to the parties’ entering into a definitive agreement.

On August 9, 2007, Kistefos and the Company entered into a stock purchase agreement dated as of such date (the “Stock Purchase Agreement”) in respect of purchases of Common Stock from Kistefos by the Company pursuant to the Repurchase Program. The terms and conditions of the Stock Purchase Agreement are summarized in Item 6 of this statement.

On August 24, 2007, Kistefos and the Company entered into a letter agreement pursuant to the registration rights agreement dated as of March 15, 2005, pursuant to which Kistefos requested that the Company file a shelf registration for the 2,915,800 shares of Common Stock currently beneficially owned by the Reporting Persons. On August 24, 2007, the Company filed a shelf registration statement on Form S-3 covering Kistefos’ Common Stock.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in Item 4 of Schedule 13D, but the Reporting Persons reserve the right to propose or undertake or participate in any such actions in the future.

Item 5.        Interest in Securities of the Issuer

Kistefos is the owner of 2,915,800 shares of the Common Stock.  These shares represent approximately 20.0% of the Common Stock computed in accordance with Rule 13d-3. Kistefos has shared voting and dispositive power with Christen Sveaas with respect to these shares.

Kistefos is directly owned 63.2% by Christen Sveaas, 32.3% by Svolder Holding AS, a Norwegian aksjeselskap (stock company), and 4.5% by an entity directly owned by Christen Sveaas. Mr. Sveaas indirectly owns Svolder Holding AS.

As the sole beneficial owner of Kistefos, Christen Sveaas is the beneficial owner of 2,915,800 shares of the Common Stock. These shares represent approximately 20.0% of the Common Stock computed in accordance with Rule 13d-3. Christen Sveaas has shared voting and dispositive power with Kistefos with respect to the shares it owns due to his ownership control of Kistefos.

The Reporting Persons acquired 172,400 shares of Common Stock on October 6, 2005 through open market purchases.  The price per share was $26.6517.

The Reporting Persons acquired 200,000 shares of Common Stock in a public offering at the price of $24.00 per share on October 19, 2005.

The Reporting Persons acquired the following number of shares of Common Stock at the following prices through open market purchases on the dates set out below:

Date	No. of Shares	Price/Share	Aggregate Price
10/20/05	25,000	$24.052	$601,290.00
10/20/05	217,394	$24.219	$5,265,152.24
10/21/05	68,000	$24.609	$1,673,439.20
10/24/05	46,500	$24.856	$1,155,799.35

The Reporting Persons acquired 141,380 shares of Common Stock on February 1, 2007 through open market purchases. The price per share was $31.131. The Reporting Persons acquired an additional 7,726 shares of Common Stock on February 2, 2007 through open market purchases. The price per share was $31.0452.

The Reporting Persons disposed of the following number of shares of Common Stock at the following sale prices on the dates set out below pursuant to the Stock Purchase Agreement described in Item 6 of this statement:

Date	No. of Shares Sold	Price/Share	Aggregate Price	No. of Shares Beneficially Owned Following Transaction
08/09/07	21,250	$30.4782	$647,661.75	2,978,750
08/10/07	17,500	$30.8166	$539,290.50	2,961,250
08/13/07	75	$31.88	$2,391.00	2,961,175
08/14/07	8,750	$31.5780	$276,307.50	2,952,425
08/15/07	12,500	$30.8144	$385,180	2,939,925
08/16/07	12,500	$29.7066	$371,332.50	2,927,425
08/17/07	2,625	$29.5282	$77,511.53	2,924,800
08/20/07	2,125	$29.4993	$62,686.01	2,922,675
08/21/07	6,250	$29.5859	$184,911.88	2,916,425
08/22/07	625	$29.50	$18,437.50	2,915,800
09/05/07	7,540	$33.2742	$250,887.47	2,908,260
09/06/07	5,202	$33.50	$174,267.00	2,903,058
09/07/07	2,525	$32.9976	$83,318.94	2,900,533

The calculation of the percentages of beneficial ownership of the Common Stock set forth herein is based upon 14,451,812 shares of Common Stock which the Reporting Persons believe were outstanding on September 7, 2007. This amount is based on the 14,949,144 shares outstanding as of July 21, 2007, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, less the 497,332 shares believed by the Reporting Persons to have been purchased by the Company pursuant to the Repurchase Program since such date.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On or about March 15, 2005, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with certain holders (including Kistefos) pursuant to which the Company registered 2,121,600 shares of Common Stock held by Kistefos. A copy of the agreement is filed as Exhibit 99.6 to this statement. Registration No. 333-124478 covering such shares was declared effective on or about May 20, 2005.

On July 30, 2007, Kistefos and the Company entered into an agreement in principle relating to the Repurchase Program described in Item 4 above.

On August 9, 2007, Kistefos and the Company entered into the Stock Purchase Agreement referred to in Item 4 above in respect of  purchases of Common Stock from Kistefos by the Company pursuant to the Repurchase Program. The following summary of the terms and conditions of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit 99.4 to this statement.

Under the Stock Purchase Agreement, from time to time and at the times specified in Stock Purchase Agreement, during the period beginning on August 9, 2007 and ending upon the earlier of (i) the date the Company has acquired from Kistefos Shares with an aggregate purchase price of $20 million, (ii) the date the Company publicly announces the termination or expiration of the Repurchase Program or (iii) the date on which Kistefos ceases to hold any Shares, the Company may purchase Shares from Kistefos (each, a “Purchase”), and Kistefos agrees to sell Shares to the Company, in the amounts, on the terms and subject to the conditions set forth in the Stock Purchase Agreement.

Notwithstanding the preceding sentence, if at any time during the Purchase Period Kistefos is engaged in a “distribution” of Common Stock (as such term is defined under Regulation M (“Regulation M”) promulgated by the Securities and Exchange Commission  pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), then (x) Kistefos’ obligation to sell, and the Company’s right to purchase pursuant to the Stock Purchase Agreement shall be suspended during the applicable “restricted period” (as such term is defined in Regulation M) and (y) upon the termination of any such restricted period, the number of Shares that the Company may purchase shall be reduced as provided in the Stock Purchase Agreement.

Under the Stock Purchase Agreement, on any day that the Company shall have purchased Shares pursuant to the Repurchase Program (a “Trade Date”) from holders of Shares other than Kistefos (the “Other Purchases”), the Company may purchase from Kistefos that number of Shares which is equal to the number of Shares held by Kistefos which could be sold such that at the completion of the Other Purchases and the Purchase on any Trade Date, Kistefos shall beneficially own no less than 20% of the shares of Common Stock based on the number of issued and outstanding shares of Common Stock set forth in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2007 (the “10-Q”), less the number of Shares previously purchased by the Company pursuant to the Repurchase Program.

Notwithstanding the preceding sentence, after the end of each restricted period, the number of Shares to be purchased by the Company pursuant to the preceding sentence shall be adjusted to equal the number of Shares held by Kistefos which could be sold such that at the completion of the Other Purchases and the Purchase on any Trade Date (with any fractional share rounded down to the whole Share), Kistefos shall beneficially own no less than the percentage of the shares of Common Stock that Kistefos beneficially owned immediately after the termination of the most recent restricted period based on the number of issued and outstanding shares of Common Stock set forth in the 10-Q less the the number of Shares previously purchased by the Company pursuant to the Repurchase Program.  The purchase price payable by the Company to Kistefos for Shares purchased in respect of any Trade Date shall be equal to the volume weighted average price for all Shares purchased in the Other Purchases on the applicable Trade Date.

Under the Stock Purchase Agreement, to  the extent permitted by law, the Company has agreed to indemnify and hold harmless Kistefos and its partners, members, directors, officers, employees, agents, affiliates and each person, if any, who controls Kistefos (each, an “Indemnified Party”), against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Securities Act of 1933, as amended, the Exchange Act, other Federal or state statutory law or regulation or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any act by the Company in connection with any Purchase or Other Purchase, except for any losses, claims, damages or liabilities as may result from the willful misconduct, gross negligence or bad faith of Kistefos, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any such loss, claim, damage, liability or action as such expenses are incurred.

On August 24, 2007, Kistefos and the Company entered into Amendment No.1 dated as of August 21, 2007 to the Stock Purchase Agreement. The amendment changed certain settlement procedures. A copy of the amendment is filed as Exhibit 99.5 to this statement.

On August 24, 2007, Kistefos and the Company entered into a letter agreement dated as of August 24, 2007, pursuant to which Kistefos requested registration of 2,915,850 shares of Company Common Stock pursuant to the Registration Rights Agreement. A copy of the letter agreement is filed as Exhibit 99.7 to this statement.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.        Material to Be Filed as Exhibits

1. An Agreement for Joint Filing pursuant to Rule 13d-1(k)(i) under the Exchange Act (incorporated by reference from the initial Schedule 13D filed by the Reporting Persons on March 25, 2005).

2. A power of attorney dated as of October 7, 2005 naming Frode Jensen, Esq. and Neal Beaton, Esq. as attorneys-in-fact for Kistefos AS and Christen Sveaas.

3. A letter dated May 4, 2007 from Mr. Åge Korsvold, Chief Executive Officer of Kistefos AS, to the Board of Directors of the Company (incorporated by reference from Schedule 13D Amendment No. 11 filed by the Reporting Persons on May 4, 2007).

4. The Stock Purchase Agreement dated as of August 9, 2007 between Kistefos and the Company (incorporated by reference from Schedule 13D Amendment No. 14 filed  by the Reporting Persons on August 14, 2007).

5. Amendment No. 1 dated as of August 21, 2007 to the Stock Purchase Agreement dated as of August 9, 2007 between Kistefos and the Company (incorporated by reference from Schedule 13D Amendment 19 filed by the Reporting Persons on August 27, 2007).

6. Registration Rights Agreement dated as of March 15, 2005 by and among the Company and certain holders (as therein defined) (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed March 16, 2005).

7. Letter agreement dated as of August 24, 2007 relating to the Registration Rights Agreement dated as of March 15, 2005 (incorporated by reference from Schedule 13D Amendment 19 filed by the Reporting Persons on August 27, 2007).

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned persons, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2007	Kistefos AS

	By:	/s/ Frode Jensen
Frode Jensen, Esq.
Attorney-in-fact for Kistefos AS

Christen Sveaas

By:	/s/ Frode Jensen
Frode Jensen, Esq.
Attorney-in-fact for Cristen Sveaas

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).